Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KE Holdings Inc.

貝殼控股有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

ANNUAL RESULTS ANNOUNCEMENT

FOR THE YEAR ENDED DECEMBER 31, 2023

AND

DECLARATION OF A FINAL CASH DIVIDEND

KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE and HKEX: 2423), a leading integrated online and offline platform for housing transactions and services, today announced its unaudited financial results for the year ended December 31, 2023 (the “Reporting Period”), which have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), which are different from the IFRS Accounting Standards.

In this announcement, “we,” “us,” and “our” refer to the Company and where the context otherwise requires, the Group (as defined under the “General Information” section).

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE FISCAL YEAR 2023

•      Gross transaction value (GTV)1 was RMB3,142.9 billion for the year ended December 31, 2023, representing an increase of 20.4% from RMB2,609.6 billion in 2022. GTV of existing home transactions was RMB2,028.0 billion for the year ended December 31, 2023, representing an increase of 28.6% from RMB1,576.5 billion in 2022. GTV of new home transactions was RMB1,003.0 billion for the year ended December 31, 2023, representing an increase of 6.7% from RMB940.5 billion in 2022. GTV of home renovation and furnishing was RMB13.3 billion for the year ended December 31, 2023, representing an increase of 145.8% from RMB5.4 billion in 2022. GTV of emerging and other services was RMB98.6 billion for the year ended December 31, 2023, representing an increase of 12.9% from RMB87.3 billion in 2022.

•      Net revenues were RMB77.8 billion for the year ended December 31, 2023, representing an increase of 28.2% from RMB60.7 billion in 2022.

1	GTV for a given period is calculated as the total value of all transactions which the Company facilitated on the Company’s platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions, home renovation and furnishing and emerging and other services, and including transactions that are contracted but pending closing at the end of the relevant period. For the avoidance of doubt, for transactions that failed to close afterwards, the corresponding GTV represented by these transactions will be deducted accordingly.

1

•      Net income was RMB5,890 million for the year ended December 31, 2023, compared to net loss of RMB1,397 million in 2022. Adjusted net income2 was RMB9,798 million for the year ended December 31, 2023, compared to RMB2,843 million in 2022.

•      Number of stores was 43,817 as of December 31, 2023, an 8.1% increase from 40,516 as of December 31, 2022. Number of active stores3 was 42,021 as of December 31, 2023, a 12.2% increase from 37,446 as of December 31, 2022.

•      Number of agents was 427,656 as of December 31, 2023, an 8.5% increase from 394,020 as of December 31, 2022. Number of active agents4 was 397,135 as of December 31, 2023, a 13.6% increase from 349,681 as of December 31, 2022.

•      Mobile monthly active users (MAU)5 averaged 43.2 million in the fourth quarter of 2023, compared to 36.6 million in the same period of 2022.

2	Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Please refer to the section titled “Unaudited Reconciliation of GAAP and Non-GAAP Results” for details.

3	Based on our accumulated operational experience, we have introduced the number of active agents and active stores on our platform which can better reflect the operational activeness of stores and agents on our platform. “Active stores” as of a given date is defined as stores on our platform excluding the stores which (i) have not facilitated any housing transaction during the preceding 60 days, (ii) do not have any agent who has engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding seven days, or (iii) have not been visited by any agent during the preceding 14 days.

4	“Active agents” as of a given date is defined as agents on our platform excluding the agents who (i) delivered notice to leave but have not yet completed the exit procedures, (ii) have not engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding 30 days, or (iii) have not participated in facilitating any housing transaction during the preceding three months.

5	“Mobile monthly active users” or “mobile MAU” are to the sum of (i) the number of accounts that have accessed our platform through our Beike or Lianjia mobile app (with duplication eliminated) at least once during a month, and (ii) the number of Weixin users that have accessed our platform through our Weixin mini programs at least once during a month. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile MAUs for each month of such period, by (ii) the number of months in such period.

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BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

In 2023, in the face of a complex environment, our performance demonstrated remarkable resilience. 2023 full-year net revenues increased by 28.2% year-on-year, reaching RMB77.8 billion. Our housing transaction business remarkably outperformed the market, while net revenues from our home renovation and furnishing, as well as emerging and other business become a new engine of growth, contributing over 24% of the total net revenues in 2023. A series of cost optimization and efficiency improvement measures, coupled with risk management measures taken in the past two years, yielded significant benefits for our performance last year. Our profitability reached historic highs, and our operating cash flow has also significantly improved. The strong operational performance has provided us with a better foundation, enabling us to navigate through cyclical fluctuations and achieve more organic and efficient growth.

Existing home transaction services

In 2023, with the gradual shift in demand towards existing homes, the transaction volume in the existing home market experienced a significant increase. Our existing home business has also achieved cross-the-board improvements in scale, efficiency, and profitability.

Our ability to retain high-quality service providers was one of the key levers that enabled us to jump on the market rebound in early 2023. Building on this foundation, we ramped up our connection with high-quality brands, stores, and agents, leveraging our ACN (Agent Cooperation Network) to support more industry partners to transition from new homes to existing homes for their business. As of December 31, 2023, the number of active stores on our platform was over 42,000, up by 12.2% year-over-year, while the number of active agents was more than 397,000, rising by 13.6% year-over-year.

Aided by our keen insights into market supply and demand changes, we have reshaped our operating scenarios through technology innovation, while refining our operations to a greater extent. Specifically, we established the infrastructure and operational processes to identify “quality property listings”, which heightened sell-through efficiency. While deepening the understanding of homebuyers’ needs, we also utilize AI assistant to assist agents in enhancing their responsiveness to clients and improving their ability to accurately recommend property listings.

We continued to improve our platform ecosystem. For example, we optimized our tiered-store mechanism to facilitate healthy internal competition, and supported the less-efficient stores. With respect to risk control, we have created an integrated online and offline governance mechanism that is self-inspected by store owners and supplemented by platform supervision, forming a more secure environment for real estate agents.

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New home transaction services

In the challenging new housing market of 2023, our new home business notably outperformed the industry.

We were advancing the transition of agents to be more customer-oriented and become professional “residential” consultants. Meanwhile, sluggish home buying demand has reinforced developers’ need for brokerage services. Under the context, we have shifted to a more proactive strategy, with a focus on “growth” and “quality”. Based on our consumer insights, data accumulation, and close connections with existing home customers, we initiated strategic cooperative partnerships with more developers. As a result, in cities where we operated, the ratio of our new home project coverage by our brokerage services expanded to 51% in the fourth quarter of 2023, up by 10 percentage points from the first quarter of the same year. Meanwhile, we boosted our efforts in creating online content to attract more online traffic to enhance our consumer coverage and facilitate more efficient matching between suitable homes and home buyers.

We adhered to strict risk control measures, maintaining excellent accounts receivable management and financial health. Our account receivable turnover days of new home transaction services shortened to only 43 days in the fourth quarter of 2023, marking the first time it has dropped below 50 days. The “Commission in Advance” model, with commissions prepaid by developers, accounted for around 53% of net revenues from new home transaction services in the fourth quarter of 2023, up from around 44% in the same period in 2022. The proportion of commission income from state-owned developers reached 53% in the fourth quarter of 2023, up from 45% in the fourth quarter of 2022.

Home renovation and furnishing services

Our home renovation and furnishing services continued to experience high-speed growth. The GTV of home renovation and furnishing services in 2023 increased by 146% year-over-year. On pro- forma basis6, the GTV of home renovation and furnishing services in 2023 increased by 93% year- over-year.

Better synergy between our home transaction services and home renovation and furnishing services, enriched package products, and improved delivery capabilities collectively drove the breakthrough in scale. We aligned our organizational structures, incorporating home renovation recommendations in the home transaction services process, and empowering real estate agents to become “residential” consultants. This brought in a wide range of clients for the overall home renovation and furnishing services. We iterated and enriched our product packages based on our deeper customer understanding, which has led to an improvement in our business leads conversion rate. In terms of delivery, we established standards based on customer needs, defined roles, and advanced process restructuring. We infused our industry insights into our Home SaaS. This helps to continuously improve the standardization and certainty of our service deliveries.

6	The comparison base of the GTV of home renovation and furnishing in 2022 simulated consolidation of the financial results of Shengdu Home Renovation Co., Ltd. (“Shengdu”) for the full year of 2022.

4

Rental property management services

Our goal is to provide homeowners with carefree rental services and reliable property management services, and provide tenants with safer and more reliable living experiences. 2023 was a key year for establishing our foundational capabilities. We prudently expanded our operational scale, with the units managed under our decentralized rental property management service, Carefree Rent , growing from 70,000 units at the end of 2022 to over 200,000 at the end of 2023. Our asset operational efficiency is also maintained at a relatively high level. By the end of 2023, the occupancy rate of Carefree Rent increased by 6.0 percentage points compared to the end of 2022, reaching 95.1%.

Safeguarding our risk control and efficiency, we made important upgrades to our Carefree Rent model to substantially reduce operating risks. Regarding rental property management, we redefined key business roles and ensured proper staffing. For unit sign-ups, we fortified home quality control. On the rental side, we enhanced channel building. At the same time, we upgraded our service quality to address tenants’ main pain points, reinforcing our standardized service capabilities to elevate tenants’ rental experience.

Business Outlook

In 2024, we will seek steady progress, focusing on efficiency and quality.

For our housing transaction services, in addition to deepening market penetration, we will also explore diverse approaches, including model innovation, technological advancements, and new media channels, to enhance efficiency. For new businesses like home renovation and furnishing, and rental property management services, we will prioritize “quality”, solidifying foundational capabilities to support long-term sustainable development of our business.

SHAREHOLDER RETURNS

While achieving outstanding performance in 2023, we also placed a high priority on shareholder returns. Throughout the year of 2023, we allocated approximately US$719 million to the Share Repurchase Program (as defined below), repurchasing a total of over 46.7 million American depositary shares (the “ADSs”), representing 3.70% of the Company’s total issued shares prior to the launch of our Share Repurchase Program. These repurchased Class A ordinary shares as represented by ADSs have been fully cancelled. Additionally, in September 2023, we distributed a special cash dividend of approximately US$0.2 billion. On this basis, we are pleased to announce a final cash dividend, with an anticipated total amount of approximately US$0.4 billion. With our substantial cash reserves and robust financial management capabilities, we aim to create and continuously enhance long-term value for our shareholders through our proactive shareholders return initiatives.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG)

Our ESG rating by Morgan Stanley Capital International has been upgraded from “BB” to “BBB” in its latest review. This recognition acknowledges the Company’s outstanding ESG performance for the year of 2023. The key driver behind this upgrade is our improved performance in human capital development and issues related to privacy and data security. With Beike’s excellent practices in those areas, our scores in these two critical areas are positioned at the forefront of the global industry.

In December 2023, we released the “2023 Beike Carbon Neutrality Target and Action Roadmap Report”, committed to achieving carbon neutrality in our own operations by 2030. We also pledged to drive technological innovation in the industry, continuously explore green services, and contribute to the overall vision of “better living” along the entire value chain.

5

MANAGEMENT DISCUSSION AND ANALYSIS

Results of Operation

Net revenues

Our net revenues increased by 28.2% to RMB77.8 billion in 2023 from RMB60.7 billion in 2022. The increase was primarily attributable to an increase of total GTV of 20.4% to RMB3,142.9 billion in 2023 from RMB2,609.6 billion in 2022 driven by the recovery of existing home transaction market due to supportive polices and the release of pent-up demand especially in the first half of 2023, a more active existing home market performance especially in second and lower tier cities, and our proactive and strategic expansion that helped us deepen our market penetration and enhance our sales-through, as well as the expansion of the Company’s home renovation and furnishing business and rental property management services business.

•	Existing home transaction services. Our net revenues from existing home transaction services increased by 15.9% to RMB28.0 billion in 2023 from RMB24.1 billion in 2022, primarily attributable to the increase of the GTV of existing home transactions of 28.6% to RMB2,028.0 billion in 2023 from RMB1,576.5 billion in 2022. The higher growth of GTV of existing home transaction services compared to that of net revenues was primarily attributable to a higher contribution from GTV of existing home transaction services served by connected agents on the Company’s platform, for which revenue is recorded on a net basis from platform service, franchise service and other value-added services, while for GTV served by Lianjia brand, the revenue is recorded on a gross commission revenue basis.

Commission revenue increased by 10.8% to RMB22.9 billion in 2023 from RMB20.6 billion in 2022, primarily due to an increase in GTV of existing home transactions served by Lianjia stores of 13.6% to RMB847.6 billion in 2023 from RMB746.4 billion in 2022.

Additionally, the revenues derived from platform service, franchise service and other value- added services, which are mostly charged to connected agents on our platform, increased by 45.8% to RMB5.1 billion in 2023 from RMB3.5 billion in 2022, mainly due to a 42.2% increase of GTV of existing home transactions served by connected agents on the Company’s platform to RMB1,180.4 billion in 2023 from RMB830.1 billion in 2022.

•	New home transaction services. Our net revenues from new home transaction services increased by 6.7% to RMB30.6 billion in 2023 from RMB28.7 billion in 2022, primarily due to the increase of GTV of new home transactions of 6.7% to RMB1,003.0 billion in 2023 from RMB940.5 billion in 2022. Among that, the GTV of new home transactions served by Lianjia brand increased by 13.7% to RMB193.2 billion in 2023 from RMB170.0 billion in 2022, while the GTV of new home transactions completed on Beike platform through connected agents, dedicated sales team with the expertise on new home transaction services and other sales channels increased by 5.1% to RMB809.9 billion in 2023 from RMB770.5 billion in 2022.

6

•	Home renovation and furnishing. Our net revenues from home renovation and furnishing were RMB10.9 billion in 2023, compared to RMB5.0 billion in 2022, primarily attributable to a) the increase of orders driven by the synergetic effects from customer acquisition and conversion between home transaction services and home renovation and furnishing business, b) a larger contribution from furniture and home furnishing sales (including customized furniture, soft furnishings, and electrical appliances), and c) enhanced delivery capabilities.

•	Emerging and other services. Our net revenues from emerging and other services increased by 194.8% to RMB8.4 billion in 2023 from RMB2.8 billion in 2022, primarily attributable to the increase of net revenues from rental property management services driven by the increase of the number of rental units under the Carefree Rent model.

Cost of revenues

Total cost of revenues was to RMB56.1 billion in 2023, compared to RMB46.9 billion in 2022.

•	Commission — split. The Company’s cost of revenues for commissions to connected agents and other sales channels and property leasing costs for rental property management services was RMB25.7 billion in 2023, compared to RMB20.5 billion in 2022, primarily due to the increase in GTV of new home transactions completed through connected agents and other sales channels in 2023 compared with 2022 and the increase in property leasing costs of rental property management services.

•	Commission and compensation — internal. The Company’s cost of revenues for internal commission and compensation was RMB17.9 billion in 2023, relatively flat compared with RMB17.9 billion in 2022, primarily attributable to an increased variable commission costs driven by the increased GTV of existing home transactions and new home transactions completed through Lianjia agents, offset by the decreased fixed compensation costs.

•	Cost of home renovation and furnishing. The Company’s cost of revenues for home renovation and furnishing increased by 116.3% to RMB7.7 billion in 2023 from RMB3.6 billion in 2022, which was primarily attributable to the growth of net revenues from home renovation and furnishing with a relatively flat contribution margin in 2023 compared to 2022.

•	Cost related to stores. The Company’s cost related to stores decreased by 14.2% to RMB2.9 billion in 2023, compared to RMB3.3 billion in 2022, mainly due to the decrease in the number of Lianjia stores in 2023 compared to 2022.

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Contribution Margin

We also review contribution margin to measure segment profitability. The table below sets forth the contribution margin for each of our business lines for the periods indicated.

	For the Year Ended December 31,
	2023	2022
	RMB	RMB

	(in thousands, except for percentages)
Contribution (existing home transaction services)	13,191,225	9,612,865
Contribution margin (existing home transaction services)	47.2%	39.8%
Contribution (new home transaction services)	8,120,525	6,764,354
Contribution margin (new home transaction services)	26.6%	23.6%
Contribution (home renovation and furnishing)	3,145,172	1,484,559
Contribution margin (home renovation and furnishing)	29.0%	29.4%
Contribution (emerging and other services)	2,016,137	891,607
Contribution margin (emerging and other services)	24.0%	31.3%

We define contribution for each service line as the revenue less the direct compensation to our internal agents and sales professionals, split commission to connected agents and other sales channels for such services, property leasing costs related to rental property management service and direct costs for home renovation and furnishing. We define contribution margin as a percentage of contribution bearing to revenue.

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The following table presents the calculation to arrive at contribution from net revenues, for each of the periods indicated:

	For the Year Ended December 31,
	2023	2022
	RMB	RMB

	(in thousands)
Existing home transaction services
Net revenues	27,954,135	24,123,703
Less: Commission and compensation	(14,762,910)	(14,510,838)
Contribution	13,191,225	9,612,865
New home transaction services
Net revenues	30,575,778	28,650,374
Less: Commission and compensation	(22,455,253)	(21,886,020)
Contribution	8,120,525	6,764,354
Home renovation and furnishing
Net revenues	10,850,497	5,046,627
Less: Material costs, commission and compensation	(7,705,325)	(3,562,068)
Contribution	3,145,172	1,484,559
Emerging and other services
Net revenues	8,396,522	2,848,075
Less: Property leasing costs, commission and compensation	(6,380,385)	(1,956,468)
Contribution	2,016,137	891,607

Contribution margin demonstrates the margin that we generate after costs directly attributable to the respective revenue streams, including existing home transaction services, new home transaction services, home renovation and furnishing, and emerging and other services. Material costs are deducted from home renovation and furnishing. Property leasing costs are deducted from emerging and other services. The costs and expenses related to the platform infrastructure building and enhancement, including cost related to our Lianjia stores and the development cost of our technological platform, which are not directly attributable to the respective revenue streams, are not deducted from revenue when calculating contribution.

The contribution margin for existing home transaction services increased from 39.8% in 2022 to 47.2% in 2023, primarily attributable to the decreased fixed compensation costs for Lianjia agents along with the increased net revenues from existing home transaction services.

The contribution margin for new home transaction services increased to 26.6% in 2023 from 23.6% in 2022, primarily as a result of an increased net revenues from new home transaction services and a decreased fixed compensation costs.

The contribution margin for home renovation and furnishing was 29.0% in 2023, relatively flat compared with 29.4% in 2022.

The contribution margin for our emerging and other services decreased to 24.0% in 2023 from 31.3% in 2022, primarily due to the increase of contribution from rental property management services which has a lower margin.

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Gross Profit

Gross profit increased by 57.6% to RMB21.7 billion in 2023 from RMB13.8 billion in 2022. Gross margin was 27.9% in 2023, compared to 22.7% in 2022. The increase in gross margin was primarily due to a higher contribution margin for existing home transaction services and new home transaction services, a larger contribution from revenue streams with relatively higher gross margins including existing home transaction services and home renovation and furnishing business, and relatively lower costs related to stores and other costs as a percentage of net revenues in 2023 compared to 2022.

Income (Loss) from Operations

Sales and marketing expenses. Sales and marketing expenses increased by 45.5% to RMB6.7 billion in 2023 from RMB4.6 billion in 2022, mainly due to the increase in sales and marketing expenses for home renovation and furnishing along with the growth of net revenues from home renovation and furnishing.

General and administrative expenses. General and administrative expenses increased by 12.1% to RMB8.2 billion in 2023 from RMB7.3 billion in 2022, mainly due to the increase of provision for credit loss and share-based compensation, partially offset by the decrease in personnel costs compared to 2022.

Research and development expenses. Research and development expenses decreased by 23.9% to RMB1.9 billion in 2023 from RMB2.5 billion in 2022, mainly due to the decreases in personnel costs and share-based compensation as a result of decreased headcount in research and development personnel in 2023 compared to 2022.

Impairment of goodwill, intangible assets and other long-lived assets. We recorded impairment of goodwill, intangible assets and other long-lived assets of RMB93 million in 2023, compared to RMB148 million in 2022, primarily attributable to the impairment of goodwill triggered by the market downturn and its impact on our operations from the second half of 2022 to 2023.

Income from operations was RMB4,797 million in 2023, compared to loss from operations of RMB833 million in 2022. Operating margin was 6.2% in 2023, compared to negative 1.4% in 2022, primarily due to the increased gross margin and improved operating leverage in 2023, compared to 2022.

Income tax expense

We recorded an income tax expense of RMB1,994 million in 2023, compared to RMB1,690 million in 2022.

Net income (loss)

As a result of the foregoing, we recorded a net income of RMB5,890 million in 2023, compared to net loss of RMB1,397 million in 2022.

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Discussion of Key Balance Sheet Items

Cash, cash equivalents, restricted cash, and short-term investments

Cash, cash equivalents, restricted cash, and short-term investments constitute our most liquid assets. Short-term investments include bank time deposits and investments in wealth management products issued by financial institutions. These products normally offer returns higher than bank deposits, maintain relatively low risk, and provide sufficient liquidity as they are redeemable upon short notice. We therefore consider such wealth management products part of our cash management program.

The total amount decreased from RMB61.1 billion as of December 31, 2022 to RMB60.1 billion as of December 31, 2023, mainly attributable to an increase in long term time deposits recorded in long term investments and payment for the consideration of share repurchase, part of that were provided by the cash from operating activities in 2023.

Accounts receivable, net of allowance for credit losses

A significant portion of accounts receivable was due from real estate developers for our new home transaction services. Our accounts receivable, net of allowance for credit losses decreased from RMB4.2 billion as of December 31, 2022 to RMB3.2 billion as of December 31, 2023, primarily due to the improvement of accounts receivable turnover days.

We serve real estate developers in our new home transaction services and grant them credit terms relatively longer compared to individual and small brokerage firm clients in accordance with the market practice. As such, we may face risks related to the collection of our accounts receivable from real estate developers, especially during times when tightened regulatory measures negatively affect the operations and liquidity conditions of these real estate developers. In light of the liquidity concerns faced by certain real estate developers started from 2021, we have been implementing various prudent measures such as “Commission in Advance” model to ensure effective risk control and timely collection of accounts receivable. Our collection of accounts receivable for new home transaction services amounted to RMB35.9 billion in 2022 and RMB33.5 billion in 2023, compared to the net revenue from new home transaction services of RMB28.7 billion in 2022 and RMB30.6 billion in 2023. And we managed to reduce our accounts receivable turnover days for new home transaction services to 55 days in 2023 from 105 days in 2022 in spite of market downturn for new home transactions. The accounts receivable turnover days for existing home transaction services, where our clients are individual housing customers and brokerage firms on our platform, were 6 days in 2022 and 2023. We plan to continue to prudently manage our accounts receivable, in particular with respect to new home transaction services.

Accounts receivable turnover days for a given period are equal to average balances of accounts receivable at the beginning and the end of the period divided by total revenues during the period and multiplied by the number of days during the period.

Intangible assets, net

Our intangible assets net of accumulated amortization and impairment amounted to RMB1,687 million and RMB1,067 million as of December 31, 2022 and 2023, respectively. The decrease in 2023 was primarily due to the amortization of the business cooperation agreement and intangible assets in connection to Shengdu acquisition.

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Long-term investments, net

Our long-term investments amounted to RMB17.9 billion and RMB23.6 billion as of December 31, 2022 and 2023, respectively. The increase from December 31, 2022 to December 31, 2023 was mainly due to an increase in long-term time deposits.

Goodwill

Our goodwill was RMB4,934 million and RMB4,857 million as of December 31, 2022 and 2023, respectively. The decrease in 2023 was primarily due to the impairment of the goodwill related to reporting units within the existing home transaction services segment and new home transaction services segment in certain cities as a result of changes in local market conditions.

Prepayments, receivables and other assets

The following table set forth the breakdown of this account as of the dates indicated.

	As of December 31,
	2023	2022
	RMB	RMB

	(in thousands)
Current:
Advances to suppliers	574,170	618,694
Deposits paid to real estate developers	222,604	530,308
Prepaid rental and other deposits	1,625,026	1,243,443
Staff advances	65,253	68,035
Receivables from escrow account	6,676	34,118
Interests receivable	14,664	11,035
VAT-input deductible	707,416	660,104
Prepaid income tax	177,560	108,972
Inventories	304,208	127,558
Capitalized costs of obtaining contracts	338,811	155,636
Others	630,588	499,940

Total	4,666,976	4,057,843

Non-current:
Deferred tax asset	1,113,692	856,958
VAT-input deductible	192,991	169,879
Prepayment for land use rights	154,575	–
Others	11,783	5,414

Total	1,473,041	1,032,251

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Deposits paid to real estate developers represent the earnest deposits we pay to developers for new home sales, and will be collected back after we meet our service commitment. We implement stringent selection process for the real estate projects for which we provide brokerage service, and will only agree to make earnest deposits for those we are confident in meeting our sales commitment. The increase in prepaid rental and other deposit was due to our expansion of rental property management services. Prepayment for land use rights as of December 31, 2023 represents the first instalment for a land located in Hangzhou, which was acquired for our home renovation and furnishing business, with a total consideration of RMB309 million.

Accounts payable

The accounts payable increased from RMB5,843 million as of December 31, 2022 to RMB6,329 million as of December 31, 2023, which was in line with the revenues from home renovation and furnishing.

Short-term borrowings

As of December 31, 2022 and 2023, our short-term borrowings were RMB619 million and RMB290 million, respectively. The total balance of short-term loans as of December 31, 2023 mainly includes two bank loans, starting from September and December 2023, with fixed loan interest rates of 3.35% and 3.30%, respectively.

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2023	2022
	RMB	RMB

	(in thousands)
Selected Consolidated Cash Flow Data
Net cash provided by operating activities	11,157,625	8,460,754
Net cash used in investing activities	(3,977,440)	(8,472,355)
Net cash used in financing activities	(6,961,591)	(1,154,993)
Effect of exchange rate change on cash, cash equivalents and restricted cash	44,608	28,644

Net increase (decrease) in cash, cash equivalents and restricted cash	263,202	(1,137,950)
Cash, cash equivalents and restricted cash at the beginning of the year	25,594,259	26,732,209

Cash, cash equivalents and restricted cash at the end of the year	25,857,461	25,594,259

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To date, we have financed our operating and investing activities through cash flows from operations and cash provided by historical equity and debt financing activities. As of December 31, 2022 and 2023, our cash, cash equivalents, restricted cash and short-term investments were RMB61.1 billion and RMB60.1 billion, respectively. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions with original maturities of less than three months. Our restricted cash are primarily pledged for bank borrowings, and escrow payments collected from the property buyers on behalf of and payable to the property sellers.

We believe that our current cash, cash equivalents and restricted cash and expected cash provided by operating activities will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for an extended period of time. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions.

Substantially all of our revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under the existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service- related foreign exchange transactions, can be made in foreign currencies without prior the State Administration of Foreign Exchange (“SAFE”) approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval or registration of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from our initial public offering in July 2020 and our ADSs offering in November 2020 to make loans or capital contributions to our PRC subsidiaries.

Operating activities

Net cash generated from operating activities in 2023 was RMB11.2 billion. The difference between net cash generated from operating activities and net income of RMB5,890 million in 2023 was the result of adding back RMB4,848 million for adjustments of non-cash items, adding back RMB15 million for dividend received from equity method investments and removing RMB1,413 million of investment and interest income, which are by nature investing activities, and adding RMB1,818 million released from working capital.

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The adjustment of non-cash items primarily consisted of RMB3,216 million in share-based compensation expenses, RMB775 million in depreciation expenses, RMB29 million in impairment loss for equity investments accounted for using measurement alternative, RMB627 million in amortization of intangible assets, and RMB78 million in fair value changes in investments.

The additional cash released from working capital was the result of a RMB835 million decrease in accounts receivable, a RMB6,123 million increase in lease liabilities, a RMB1,405 million increase in contract liabilities, and a RMB1,586 million increase in accrued expenses and other current liabilities, partially offset by a RMB6,334 million increase in right-of-use assets, a RMB883 million increase in prepayments, receivables and other assets, and a RMB1,220 million decrease in employee compensation and welfare payable.

Net cash generated from operating activities in 2022 was RMB8,461 million. The difference between net cash generated from operating activities and net loss of RMB1,397 million in 2022 was the result of adding back RMB5,562 million for adjustments of non-cash items, adding back RMB27 million for dividend received from equity method investments and removing RMB767 million of investment and interest income, which are by nature investing activities, and adding RMB5,036 million released from working capital.

The adjustment of non-cash items primarily consisted of RMB2,425 million in share-based compensation expenses, RMB918 million in depreciation expenses, RMB592 million in impairment loss for equity investments accounted for using measurement alternative, RMB584 million in amortization of intangible assets, and RMB512 million in fair value changes in investments.

The additional cash released from working capital was the result of a RMB5,161 million decrease in accounts receivable, a RMB4,074 million increase in lease liabilities, and a RMB921 million increase in contract liabilities, partially offset by a RMB3,509 million increase in right-of-use assets, a RMB958 million decrease in employee compensation and welfare payable, and a RMB866 million decrease in accounts payable.

Investing activities

Net cash used in investing activities in 2023 was RMB4.0 billion, consisting primarily of (i) RMB38.9 billion used to purchase other short-term investments, offset by RMB41.5 billion maturities of other short-term investments, (ii) RMB27.8 billion of financing receivables originated, offset by RMB27.1 billion of financing receivables principal collected, (iii) RMB1.2 billion of purchases of other long-term investments, and (iv) RMB14.5 billion used to purchase held-to-maturity debt investments, offset by RMB8.9 billion of maturities of held-to-maturity debt investments and RMB1.4 billion of sales of available-for-sale debt investments.

Net cash used in investing activities in 2022 was RMB8.5 billion, consisting primarily of (i) RMB34.7 billion used to purchase other short-term investments, offset by RMB36.5 billion maturities of other short-term investments, (ii) RMB11.5 billion of financing receivables originated, offset by RMB11.6 billion of financing receivables principal collected, (iii) RMB23.8 billion used to purchase held-to-maturity debt investments, partially offset by RMB15.8 billion of maturities of held-to-maturity debt investments, (iv) RMB3.1 billion used to cash paid for business combination, net of cash acquired, and (v) RMB1.2 billion of purchases of available-for-sale debt investments, offset by RMB2.9 billion of sales of available-for-sale debt investments.

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Financing activities

Net cash used in financing activities in 2023 was RMB6,962 million, consisting primarily of (i) RMB5,151 million of repurchase of ordinary shares, (ii) RMB756 million of repayments of short- term borrowings, and (iii) RMB1,431 million of dividend payment, partially offset by RMB427 million of proceeds from short-term borrowings.

Net cash used in financing activities in 2022 was RMB1,155 million, consisting primarily of (i) RMB1,320 million of repurchase of ordinary shares, (ii) RMB400 million of repayments of short- term borrowings, and (iii) RMB328 million of repayments of funding debts, partially offset by RMB759 million of proceeds from short-term borrowings.

Capital Expenditures

Our capital expenditures were RMB793 million in 2022 and RMB874 million in 2023. In 2022 and 2023, our capital expenditures primarily represent cash paid for purchase of property, plant and equipment, intangible assets and other long-lived assets. We funded our capital expenditures primarily with net cash flows generated from operating activities.

Material Cash Requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our capital expenditures and contractual obligations. We intend to fund our material cash requirements with our cash balance. We will continue to make cash commitments, including capital expenditures, to meet the expected growth of our business.

The following table sets forth our contractual obligations as of December 31, 2023.

		Less than	1 – 3	3 – 5	More than
	Total	1 year	years	years	5 years

	(RMB in thousands)
Operating lease and other commitments	693,012	373,394	206,561	88,896	24,161
Lease liability obligations	18,408,495	9,645,224	7,102,317	1,003,346	657,608

As of December 31, 2023, our operating lease and other commitments included RMB428 million in operating lease commitments, RMB155 million in obligation to purchase land use right, RMB105 million in investment commitment, RMB4 million in obligation to purchase property and equipment, RMB2 million in obligation to purchase services.

Except for commitments as disclosed above and financial guarantees as discussed in section below, we did not have any other long-term obligations or material guarantees as of December 31, 2023.

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Off-Balance Sheet Arrangements

We provide financial guarantees through our subsidiaries for loans that we facilitate for certain financial partners or individual lenders. We are obligated to compensate the lenders for the principal and interest payment in the event of the borrowers’ default. Therefore, we effectively provide guarantees to lenders against the credit risk.

Other than the above, we have not entered into any other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Significant Investment and Material Acquisition and Disposal

A summary of the wealth management products and structured deposits that we subscribed for during the Reporting Period, which constituted discloseable transactions of the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) as disclosed in the relevant announcements, is set out below:

(i)	CMB Financial Leasing Corporation Limited 2-Year CNH Fixed Rate Notes and CMB Wealth Management Zhaorui Jinshi Series No. 86761 Closed-end Wealth Management Plan (招銀理財招睿公司金石系列 86761 號封閉式理財計劃) in the principal amount of RMB500 million and RMB500 million with CMB International Leasing Management Limited and CMB Wealth Management Company Limited on February 10, 2023 and March 15, 2023, respectively. For further details, please refer to the announcement of the Company dated March 15, 2023;

(ii)	Huaxia Wealth Management Fixed-income Pure Debt Closed-End Wealth Management Product No. 64 (華夏理財固定收益純債型封閉式理財產品 64 號) in the principal amount of RMB5 billion with Huaxia Wealth Management Co., Ltd. on August 9, 2023 (redeemed on February 6, 2024). For further details, please refer to the announcement of the Company dated August 9, 2023;

(iii)	CCB Wealth Management Institutional Exclusive Jiaxin Fixed Income Closed-end Product 2023 No. 135 (建信理財機構專享嘉鑫固收類封閉式產品 2023 年第 135 期) in the principal amount of RMB3 billion with CCB Wealth Management Co., Ltd. on August 21, 2023. For further details, please refer to the announcement of the Company dated August 21, 2023;

(iv)	CIB Wealth Management Wenliyouxiang Series B Closed-end Fixed Income Wealth Management Product 2023 Tranche 7 (興銀理財穩利優享 B 款 2023 年第 7 期封閉式固收類理財產品) in the principal amount of RMB1.6 billion with CIB Wealth Management Co., Ltd. on August 23, 2023 (redeemed on February 27, 2024). For further details, please refer to the announcement of the Company dated August 23, 2023;

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(v)	2023 Exchange Rate-linked Corporate Structured Deposit Customized Product Phase 7 No. 133 (2023 年掛鈎匯率對公結構性存款定制第七期產品 133), 2023 Exchange Rate-linked Corporate Structured Deposit Customized Product Phase 8 No. 376 (2023 年掛鈎匯率對公結構性存款定制第八期產品 376) and Sunshine Jinfengli Zhenxiang No. C031 (陽光金豐利臻享 C031 期) in the principal amount of RMB0.8 billion, RMB1.1 billion and RMB2 billion with China Everbright Bank Company Limited Tianjin Branch, China Everbright Bank Company Limited Tianjin Branch and Everbright Wealth Management Co., Ltd. on July 6, 2023 (redeemed on October 6, 2023), August 22, 2023 (redeemed on November 22, 2023) and September 13, 2023, respectively. For further details, please refer to the announcement of the Company dated September 13, 2023; and

(vi)	SPDB Wealth Management Jijixin Closed-end Wealth Management Product No. 39 (浦銀理財季季鑫封閉式 39 號理財產品), SPDB Wealth Management Jijixin Closed-end Wealth Management Product No. 51 (浦銀理財季季鑫封閉式 51 號理財產品) and SPDB Wealth Management Qiming Series Wealth Management Product Tranche 2339 (浦銀理財啟銘系列理財產品 2339 期) in the principal amount of RMB0.8 billion, RMB0.85 billion and RMB3.3 billion with SPDB Wealth Management Co., Ltd. on July 25, 2023 (redeemed on November 1, 2023), September 6, 2023 (redeemed on January 10, 2024) and September 19, 2023, respectively. For further details, please refer to the announcement of the Company dated September 19, 2023.

Save as disclosed herein, we did not have any significant investment or material acquisition or disposal of subsidiaries, associates and joint ventures during the Reporting Period.

Pledge of Assets

As of December 31, 2023, no property, plant and equipment was pledged.

Future Plans for Material Investments or Capital Assets

We did not have detailed future plans for significant investments or capital assets as of December 31, 2023.

Gearing Ratio

As of December 31, 2023, our gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 40.0% (as of December 31, 2022: 36.8%).

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment will be affected by the exchange rate between U.S. dollar and Renminbi.

Historically, the Renminbi has fluctuated against the U.S. dollars at times significantly and unpredictably. The depreciation of the Renminbi against the U.S. dollars was approximately 2.9% in the year ended December 31, 2023. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollars in the future.

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To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amounts we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

We may invest the net proceeds that we receive from our offshore offerings in interest-earning instruments. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, therefore our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates. As of December 31, 2023, our exposure to such interest rate risk is mainly from RMB3.6 billion of wealth management products in short-term investments. We have not been, and do not expect to be, exposed to material interest rate risks relating to our investment in short-term instruments.

Employees and Remuneration

As of December 31, 2023, we had a total of 116,344 employees. The following table sets forth the total number of employees categorized by function as of December 31, 2023:

Function	Number of employees
Agents and supporting staff	91,256
Platform operations	6,330
Research and development	1,889
Business development, sales and marketing	5,554
Administration and management	11,315

Total	116,344

We believe that we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing provident fund. In addition to the required social security plans, we also offer bonuses to employees to encourage higher performance quality. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We have granted, and plan to continue to grant, share-based incentive awards to our employees in the future to incentivize their contributions to our growth and development.

OTHER INFORMATION

Purchase, Sale and Redemption of the Company’s Listed Securities

The Company established a share repurchase program under which the Company may purchase up to US$1 billion of its Class A ordinary shares and/or ADSs over a 12-month period (the “Existing Share Repurchase Program”) in August 2022. On August 31, 2023, the board of directors of the Company (the “Board”) approved modifications to the Existing Share Repurchase Program, pursuant to which the repurchase authorization has been increased from US$1 billion of its Class A ordinary shares and/or ADSs to US$2 billion of its Class A ordinary shares and/or ADSs and extended until August 31, 2024 (the “Extended Share Repurchase Program,” and together with the Existing Share Repurchase Program, the “Share Repurchase Program”). In the annual general meeting (the “AGM”) held on June 15, 2023, the shareholders of the Company have approved to grant the Board a general unconditional mandate to purchase the Company’s own shares (the “2023 Share Repurchase Mandate”) which covers the repurchases under the Extended Share Repurchase Program until the conclusion of the next AGM of the Company. After the expiry of the 2023 Share Repurchase Mandate, the Company will seek for another general unconditional mandate for repurchase from the shareholders of the Company at the next AGM to continue its share repurchase under the Extended Share Repurchase Program.

During the Reporting Period, the Company repurchased a total of 46,735,381 ADSs (representing 140,206,143 Class A ordinary shares) on the New York Stock Exchange (the “NYSE”) at an aggregate consideration of US$718,740,331.61. Details of the repurchase of Class A ordinary shares represented by ADSs on the NYSE during the Reporting Period are summarized as follows:

		Price Paid per Share
Month of Repurchase	Number and Method of Repurchased Shares	Highest Price Paid	Lowest Price Paid	Aggregate Consideration
		(US$)	(US$)	(US$)
March 2023	6,157,644	6.43	5.60	37,487,201.35
	on the NYSE
May 2023	33,642,045	5.66	4.64	169,184,286.95
	on the NYSE
June 2023	34,467,429	5.83	4.76	177,035,586.23
	on the NYSE
July 2023	6,072,168	5.66	4.67	30,139,344.88
	on the NYSE
September 2023	25,511,490	6.30	4.86	131,548,842.42
	on the NYSE
October 2023	10,289,235	5.66	4.82	52,285,267.66
	on the NYSE
November 2023	17,242,275	5.38	4.81	86,069,850.98
	on the NYSE
December 2023	6,823,857	5.31	4.99	34,989,951.14
	on the NYSE
Total	140,206,143 on the NYSE			718,740,331.61

The Board considers that the Share Repurchase Program reflects the confidence of the Board and the management team in the current and long-term business outlook and growth of the Company. The Board considers that the Share Repurchase Program is in the best interest of the Company and its shareholders as a whole.

A total of 140,206,143 Class A ordinary shares represented by ADSs repurchased during the Reporting Period has been cancelled, including the 24,066,132 Class A ordinary shares represented by ADSs repurchased in November and December 2023 and cancelled in January 2024. Upon cancellation of the Class A ordinary shares converted from the ADSs repurchased, the weighted voting right (“WVR,” as defined under the the Listing Rules) beneficiaries of the Company simultaneously reduced their WVR in the Company proportionately by way of converting their Class B ordinary shares into Class A ordinary shares on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules, such that the proportion of shares carrying WVR of the Company shall not be increased, pursuant to the requirements under Rules 8A.13 and 8A.15 of the Listing Rules. Accordingly, a total of 5,745,976 Class B ordinary shares has been converted into Class A ordinary shares on a one-to-one ratio, including (i) 4,007,279 Class B ordinary shares converted by Mr. Yongdong Peng, through a discretionary trust established by him (as the settlor), and (ii) 1,738,697 Class B ordinary shares converted by Mr. Yigang Shan, through a discretionary trust established by him (as the settlor). As a result of the cancellation of the Class A ordinary shares represented by ADSs repurchased during the Reporting Period and the conversion of 5,745,976 Class B ordinary shares into Class A ordinary shares on a one-to-one ratio, the number of Class A ordinary shares in issue was reduced by 134,460,167.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities during the Reporting Period.

Compliance with the Corporate Governance Code

The Company’s corporate governance practices are based on the principles and code provisions set forth in the Corporate Governance Code (the “CG Code”) contained in Appendix C1 to the Listing Rules.

Pursuant to Code Provision C.2.1 of part 2 of the CG Code, companies listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be separate and should not be performed by the same individual. The Company does not have a separate chairman and chief executive officer and Mr. Yongdong Peng currently performs these two roles. The Board believes that vesting the roles of both chairman and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively.

Other than the above, during the Reporting Period and up to the date of this announcement, the Company has complied with all applicable principles and code provisions of the CG Code.

Compliance with the Model Code for Securities Transactions

The Company has adopted the Second Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading (the “Company’s Code”), with terms no less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by the directors (the “Directors”) and relevant employees of the Company of securities in the Company and other matters covered by the Company’s Code.

Having made specific enquiries to all of the Directors, all confirmed that they have fully complied with all relevant requirements set out in the Model Code and the Company’s Code during the Reporting Period and up to the date of this announcement.

Important Events after the Reporting Period

Save as disclosed in this announcement, no other important events affecting the Group occurred since the end of the Reporting Period and up to the date of this announcement.

Auditor’s Procedures Performed on this Results Announcement

The unaudited financial information disclosed in this announcement is preliminary. The audit of the Company’s consolidated financial statements for the year ended December 31, 2023 is still in progress. The figures in respect of the Company’s unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of comprehensive income (loss), unaudited condensed consolidated statements of cash flows and the related notes thereto for the year ended December 31, 2023 as set out in this results announcement have been agreed by the Company’s auditor, PricewaterhouseCoopers, to the amounts set out in the Company’s draft consolidated financial statements for the year ended December 31, 2023. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement and consequently no opinion or assurance conclusion has been expressed by PricewaterhouseCoopers on this results announcement.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited consolidated financial statements and this unaudited financial information.

Review of Financial Statements by the Audit Committee

The Company has established the audit committee of the Board (the “Audit Committee”) in compliance with Rule 3.21 of the Listing Rules and the CG Code. The primary duties of the Audit Committee are, among other things, to review and supervise the financial reporting process and internal control systems of the Group, manage risk, oversee the internal audit function, and provide advice and comments to the Board. The Audit Committee comprises Ms. Xiaohong Chen (chairperson, being our independent non-executive Director with the appropriate professional qualifications or accounting or related financial management expertise), Mr. Hansong Zhu and Mr. Jun Wu, all of whom are independent non-executive Directors.

The Audit Committee has reviewed the unaudited annual results of the Group for the year ended December 31, 2023. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control with members of senior management and the external auditor of the Company, PricewaterhouseCoopers.

Declaration of a Final Cash Dividend and Record Date

The Board approved a final cash dividend (the “Dividend”) of US$0.117 per ordinary share, or US$0.351 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 5, 2024, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The aggregate amount of the Dividend to be paid will be approximately US$0.4 billion, which will be funded by cash surplus on the Company’s balance sheet.

For holders of ordinary shares, in order to qualify for the Dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on April 5, 2024 (Beijing/Hong Kong Time). Dividend to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement. The payment date is expected to be on or around April 19, 2024 for holders of ordinary shares, and on or around April 24, 2024 for holders of ADSs.

Under the Company’s current dividend policy, the Board has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by the Board. If we decide to pay dividends, the form, frequency and amount will be based upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant.

Publication of Final Results and Annual Report

This announcement is published on the website of the Hong Kong Stock Exchange at https://www.hkexnews.hk and on the website of the Company at https://investors.ke.com. The 2023 Annual Report containing all the information required by the Listing Rules will be dispatched to the shareholders and will be made available on the websites of the Company and the Hong Kong Stock Exchange in due course.

Appreciation

The Company would like to express its appreciation to all the staff for their outstanding contribution towards the Company’s development. The Board wishes to sincerely thank the management for their dedication and diligence, which are the key factors for the Company to continue its success in future. Also, the Company wishes to extend its gratitude for the continued support from its shareholders, customers and business partners. The Company will continue to deliver sustainable business development, so as to create more values for all its shareholders.

Use of Non-GAAP Financial Measures

The Company uses adjusted income (loss) from operations, adjusted net income (loss), adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, adjusted operating margin, adjusted EBITDA and adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Beike believes that these non-GAAP financial measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its net income (loss). Beike also believes that these non-GAAP financial measures provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making. A limitation of using these non-GAAP financial measures is that these non-GAAP financial measures exclude share-based compensation expenses that have been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures should not be considered in isolation or construed as an alternative to gross profit, net income (loss) or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review these non- GAAP financial measures and the reconciliation to the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Beike encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Adjusted income (loss) from operations is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. Adjusted operating margin is defined as adjusted income (loss) from operations as a percentage of net revenues. Adjusted net income (loss) is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share- based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Adjusted EBITDA is defined as net income (loss), excluding (i) income tax expense (benefit), (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property and equipment, (v) interest income, net, (vi) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments. Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this announcement.

SAFE HARBOR STATEMENT

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the business outlook in this announcement, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, Directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike platform; competition in the industry in which Beike operates; relevant government policies and regulations relating to the industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this announcement is as of the date of this announcement, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

By order of the Board
KE Holdings Inc.
Yongdong Peng
Chairman and Chief Executive Officer

Hong Kong, March 14, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Wangang Xu and Mr. Tao Xu as the executive directors, Mr. Jeffrey Zhaohui Li as the non-executive director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as the independent non-executive directors.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	Note	2023	2022
		RMB	RMB
Net revenues:
Existing home transaction services		27,954,135	24,123,703
New home transaction services		30,575,778	28,650,374
Home renovation and furnishing		10,850,497	5,046,627
Emerging and other services		8,396,522	2,848,075

Total net revenues		77,776,932	60,668,779

Cost of revenues:
Commission-split		(25,713,752)	(20,499,632)
Commission and compensation-internal		(17,884,796)	(17,853,694)
Cost of home renovation and furnishing		(7,705,325)	(3,562,068)
Cost related to stores		(2,872,093)	(3,346,436)
Others		(1,882,952)	(1,626,202)

Total cost of revenues		(56,058,918)	(46,888,032)

Gross profit		21,718,014	13,780,747

Operating expenses:
Sales and marketing expenses		(6,654,178)	(4,573,382)
General and administrative expenses		(8,236,569)	(7,346,665)
Research and development expenses		(1,936,780)	(2,545,549)
Impairment of goodwill, intangible assets and other long-lived assets		(93,417)	(148,057)

Total operating expenses		(16,920,944)	(14,613,653)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (CONTINUED)

(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	Note	2023	2022
		RMB	RMB
Income (loss) from operations		4,797,070	(832,906)

Interest income, net		1,263,332	743,484
Share of results of equity investees		9,098	44,588
Impairment loss for equity investments accounted for using equity method		(10,369)	–
Fair value changes in investments, net		78,320	(512,225)
Impairment loss for equity investments accounted for using measurement alternative		(28,800)	(591,876)
Foreign currency exchange loss		(93,956)	(127,362)
Other income, net		1,869,300	1,568,587

Income before income tax expense		7,883,995	292,290
Income tax expense	5	(1,994,391)	(1,689,574)

Net income (loss)		5,889,604	(1,397,284)
Net loss (income) attributable to non-controlling interests shareholders		(6,380)	11,210

Net income (loss) attributable to KE Holdings Inc.		5,883,224	(1,386,074)

Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders		5,883,224	(1,386,074)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (CONTINUED)

(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	Note	2023	2022
		RMB	RMB
Net income (loss)		5,889,604	(1,397,284)
Other comprehensive income
Currency translation adjustments		574,223	2,602,071
Unrealized gains (losses) on available-for-sale investments, net of reclassification		82,800	(375,069)

Total other comprehensive income		657,023	2,227,002

Total comprehensive income		6,546,627	829,718

Comprehensive loss (income) attributable to non-controlling interests shareholders		(6,380)	11,210

Comprehensive income attributable to KE Holdings Inc.		6,540,247	840,928

Comprehensive income attributable to KE Holdings Inc.’s ordinary shareholders		6,540,247	840,928

Weighted average number of ordinary shares used in computing net income (loss) per share, basic and diluted
– Basic	7	3,521,379,938	3,569,179,079
– Diluted	7	3,611,653,020	3,569,179,079

Net income (loss) per share attributable to ordinary shareholders
– Basic	7	1.67	(0.39)
– Diluted	7	1.63	(0.39)

Share-based compensation expenses included in:
Cost of revenues		502,523	356,844
Sales and marketing expenses		180,465	121,396
General and administrative expenses		2,345,895	1,659,755
Research and development expenses		186,666	287,254

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	Note	2023	2022
		RMB	RMB
Income (loss) from operations		4,797,070	(832,906)
Share-based compensation expenses		3,215,549	2,425,249
Amortization of intangible assets resulting from acquisitions and business cooperation agreement		613,307	566,886
Impairment of goodwill, intangible assets and other long-lived assets		93,417	148,057

Adjusted income from operations		8,719,343	2,307,286

Net income (loss)		5,889,604	(1,397,284)
Share-based compensation expenses		3,215,549	2,425,249
Amortization of intangible assets resulting from acquisitions and business cooperation agreement		613,307	566,886
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration		(26,315)	526,926
Impairment of goodwill, intangible assets and other long-lived assets		93,417	148,057
Impairment of investments		39,169	591,876
Tax effects on non-GAAP adjustments		(26,243)	(18,951)

Adjusted net income		9,798,488	2,842,759

Net income (loss)		5,889,604	(1,397,284)
Income tax expense	5	1,994,391	1,689,574
Share-based compensation expenses		3,215,549	2,425,249
Amortization of intangible assets		627,146	584,460
Depreciation of property, plant and equipment		775,042	918,261
Interest income, net		(1,263,332)	(743,484)
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration		(26,315)	526,926
Impairment of goodwill, intangible assets and other long-lived assets		93,417	148,057
Impairment of investments		39,169	591,876

Adjusted EBITDA		11,344,671	4,743,635

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	Note	2023	2022
		RMB	RMB
Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders		5,883,224	(1,386,074)
Share-based compensation expenses		3,215,549	2,425,249
Amortization of intangible assets resulting from acquisitions and business cooperation agreement		613,307	566,886
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration		(26,315)	526,926
Impairment of goodwill, intangible assets and other long-lived assets		93,417	148,057
Impairment of investments		39,169	591,876
Tax effects on non-GAAP adjustments		(26,243)	(18,951)
Effects of non-GAAP adjustments on net income attributable to non-controlling interests shareholders		(28)	(28)

Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders		9,792,080	2,853,941

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of December 31,	As of December 31,
	Note	2023	2022
		RMB	RMB
ASSETS
Current assets
Cash and cash equivalents		19,634,716	19,413,202
Restricted cash		6,222,745	6,181,057
Short-term investments		34,257,958	35,485,908
Short-term financing receivables, net of allowance for credit losses of RMB122,482 and RMB139,427 as of December 31, 2023 and 2022, respectively		1,347,759	667,224
Accounts receivable and contract assets, net of allowance for credit losses of RMB1,681,127 and RMB2,088,478 as of December 31, 2023 and 2022, respectively	4	3,176,169	4,163,022
Amounts due from and prepayments to related parties		419,270	405,956
Loan receivables from related parties		28,030	50,463
Prepayments, receivables and other assets		4,666,976	4,057,843

Total current assets		69,753,623	70,424,675

Non-current assets
Property, plant and equipment, net		1,965,098	2,036,553
Right-of-use assets		17,617,915	11,284,070
Long-term investments, net		23,570,988	17,925,653
Intangible assets, net		1,067,459	1,686,976
Goodwill		4,856,807	4,934,235
Long-term loan receivables from related parties		27,000	22,934
Other non-current assets		1,473,041	1,032,251

Total non-current assets		50,578,308	38,922,672

TOTAL ASSETS		120,331,931	109,347,347

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of December 31,	As of December 31,
	Note	2023	2022
		RMB	RMB
LIABILITIES
Current liabilities
Accounts payable	6	6,328,516	5,843,321
Amounts due to related parties		430,350	425,685
Employee compensation and welfare payable		8,145,779	9,365,512
Customer deposits payable		3,900,564	4,194,828
Income taxes payable		698,568	542,290
Short-term borrowings		290,450	619,000
Lease liabilities current portion		9,368,607	4,972,345
Contract liabilities		4,665,201	3,260,269
Accrued expenses and other current liabilities		5,695,948	4,118,068

Total current liabilities		39,523,983	33,341,318

Non-current liabilities
Deferred tax liabilities		279,341	351,186
Lease liabilities non-current portion		8,327,113	6,599,930
Other non-current liabilities		389	475

Total non-current liabilities		8,606,843	6,951,591

TOTAL LIABILITIES		48,130,826	40,292,909

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of December 31,	As of December 31,
	Note	2023	2022
		RMB	RMB
SHAREHOLDERS’ EQUITY
KE Holdings Inc. shareholders’ equity
Ordinary shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 24,114,698,720 Class A ordinary shares and 885,301,280 Class B ordinary shares. 3,571,960,220 Class A ordinary shares issued and 3,443,860,844 Class A ordinary shares outstanding(1) as of December 31, 2023; 3,601,547,279 Class A ordinary shares issued and 3,561,632,933 Class A ordinary shares outstanding(1) as of December 31, 2022; and 151,354,549 and 156,426,896 Class B ordinary shares issued and outstanding as of December 31, 2023 and 2022, respectively)		475	487
Treasury shares		(866,198)	(225,329)
Additional paid-in capital		77,583,054	80,302,956
Statutory reserves		811,107	660,817
Accumulated other comprehensive income (loss)		244,302	(412,721)
Accumulated deficit		(5,672,916)	(11,405,850)

Total KE Holdings Inc. shareholders’ equity		72,099,824	68,920,360

Non-controlling interests		101,281	134,078

TOTAL SHAREHOLDERS’ EQUITY		72,201,105	69,054,438

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		120,331,931	109,347,347

(1)	Excluding the Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and the Class A ordinary shares repurchased but not cancelled in the form of ADSs.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2023	2022
	RMB	RMB
Cash flows from operating activities:
Net income (loss)	5,889,604	(1,397,284)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation of property, plant and equipment	775,042	918,261
Amortization of intangible assets	627,146	584,460
Net impairment loss (reversal) on financial assets	426,352	(21,059)
Impairment of goodwill, intangible assets and other long-lived assets	93,417	148,057
Impairment loss for equity investments accounted for using equity method	10,369	–
Provision (reversal) of credit losses for financing receivables	(7,573)	18,658
Deferred tax expense (benefits)	(328,579)	301,788
Share of results of equity investees	(9,098)	(44,588)
Dividend received from equity method investments	14,862	27,338
Fair value changes in investments	(78,320)	512,225
Impairment loss for equity investments accounted for using measurement alternative	28,800	591,876
Investment and interest income	(1,413,018)	(767,330)
Foreign currency exchange loss	93,956	127,362
Loss (gain) on disposal of property, plant and equipment and intangible assets	629	(653)
Share-based compensation expenses	3,215,549	2,425,249
Changes in assets and liabilities:
Accounts receivable and contract assets	834,677	5,160,705
Amounts due from and prepayments to related parties	(13,314)	185,386
Prepayments, receivables and other assets	(883,309)	(382,652)
Right-of-use assets	(6,333,845)	(3,509,206)
Other non-current assets	(29,481)	(54,005)
Accounts payable	482,543	(866,389)
Amounts due to related parties	4,665	(158,393)
Employee compensation and welfare payable	(1,219,733)	(957,551)
Customer deposits payable	(294,264)	13,491
Contract liabilities	1,404,932	921,104
Lease liabilities	6,123,445	4,073,669
Accrued expenses and other current liabilities	1,585,979	652,832
Income taxes payable	156,278	(41,688)
Other liabilities	(86)	(909)

Net cash provided by operating activities	11,157,625	8,460,754

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2023	2022
	RMB	RMB
Cash flows from investing activities:
Purchases of other short-term investments	(38,874,183)	(34,718,665)
Maturities of other short-term investments	41,465,679	36,540,249
Cash paid for business combinations, net of cash acquired	(9,893)	(3,147,760)
Proceeds from disposal of a subsidiary and long-lived assets	14,838	19,126
Purchases of property, plant and equipment, intangible assets and other long-lived assets	(873,990)	(793,032)
Financing receivables originated	(27,785,767)	(11,529,591)
Collections of financing receivables principal	27,112,807	11,556,201
Purchases of held-to-maturity debt investments	(14,513,592)	(23,799,933)
Purchases of available-for-sale debt investments	–	(1,242,573)
Purchases of other long-term investments	(1,181,611)	(560,575)
Maturities of held-to-maturity debt investments	8,918,346	15,796,918
Sales and maturities of available-for-sale debt investments	1,392,881	2,928,668
Disposal and distributions of other long-term investments	338,678	509,221
Loans to related parties	(47,000)	(50,124)
Repayments of loans from related parties	65,367	19,515

Net cash used in investing activities	(3,977,440)	(8,472,355)

Cash flows from financing activities:
Repurchase of ordinary shares	(5,150,628)	(1,319,796)
Proceeds from issuance of ordinary shares upon exercise of share option	2	3
Proceeds from short-term borrowings	426,634	759,000
Repayments of short-term borrowings	(755,972)	(400,000)
Proceeds from funding debts	–	133,400
Repayments of funding debts	–	(327,600)
Dividends paid to equity holders of the Company	(1,425,707)	–
Liquidation of subsidiaries	(51,020)	–
Dividends paid to non-controlling shareholders of subsidiaries	(4,900)	–

Net cash used in financing activities	(6,961,591)	(1,154,993)

Effect of exchange rate change on cash, cash equivalents and restricted cash	44,608	28,644

Net increase (decrease) in cash and cash equivalents and restricted cash	263,202	(1,137,950)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2023	2022
	RMB	RMB
Cash, cash equivalents and restricted cash at the beginning of the year
Including:
Cash and cash equivalents at the beginning of the year	19,413,202	20,446,104
Restricted cash at the beginning of the year	6,181,057	6,286,105

Total	25,594,259	26,732,209

Cash, cash equivalents and restricted cash at the end of the year
Including:
Cash and cash equivalents at the end of the year	19,634,716	19,413,202
Restricted cash at the end of the year	6,222,745	6,181,057

Total	25,857,461	25,594,259

Supplemental disclosures:
Cash paid for income taxes	(2,250,992)	(1,446,640)
Cash paid for interest	(17,479)	(13,625)

Non-cash investing activities
Changes in accounts payable related to property, plant and equipment addition	(2,653)	93,726

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data)

1.	GENERAL INFORMATION

KE Holdings Inc. (the “Company”) was incorporated in the Cayman Islands on July 6, 2018 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company through its consolidated subsidiaries, variable interest entities (the “VIE”s) and the subsidiaries of the VIEs (collectively, the “Group”), is principally engaged in operating a leading integrated online and offline platform for housing transactions and services in the People’s Republic of China (the “PRC” or “China”).

In August and November 2020, the Company has completed its initial public offering and follow-on offering on the New York Stock Exchange.

In May 2022, the Company has completed its listing on the Hong Kong Stock Exchange by way of introduction.

2.	BASIS OF PREPARATION

The accompanying unaudited condensed consolidated financial statements and related disclosures have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

3.	SEGMENT INFORMATION

(a)	Description of segments

The Group’s organizational structure is based on a number of factors that the chief operating decision maker (the “CODM”) uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of services and technology. The Group’s operating segments are based on this organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results.

The Group operates its businesses in four segments: existing home transaction services, new home transaction services, home renovation and furnishing, and emerging and other services. The following summary describes the operations in each of the Group’s reportable segment:

(1)	Existing home transaction services: The existing home transaction segment provides services in existing home market include i) agency services to sales or leases of existing homes, either through acting as the principal agent or a participating agent in collaboration with the principal agents; ii) platform and franchise services to brokerage firms on Beike platform who provide agency services in existing home market; iii) Other transaction services, such as transaction closing service through the Group’s transaction center.

(2)	New home transaction services: The new home transaction business segment provides new home transaction services in new home market. New home transaction services refer to agency services provided to real estate developers to facilitate sales of new properties developed by the real estate developers to property buyers. The Group signs the new home transaction services contracts with the sales companies of the developers and then mobilizes all agents registered with the platform to fulfil such contracts.

(3)	Home renovation and furnishing: The home renovation and furnishing business segment provides a one-stop solution to give housing customers access to a comprehensive range of home renovation and furnishing, ranging from interior design, renovation, re-modeling, furnishing, supplies, to after-sales maintenance and repair.

(4)	Emerging and other services: Emerging and other services include rental property management service business, financial service business and other newly developed businesses.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

Material costs, property leasing costs, commission and compensation costs include material costs related to home renovation and furnishing and compensation to agents, sales professionals or renovation workers who are the Group’s employees or contractors as well as split commission to brokerage firms who signs channel sale agency service agreements with the Group and property leasing costs related to rental property management service.

Commission and compensation costs in existing home market are mainly to those who are the Group’s employees or contractors. Commissions and compensation costs in new home market are mainly to brokerage firms who sign channel sale agency service agreements with the Group. Commission and compensation costs in home renovation and furnishing market are mainly to renovation workers who are the Group’s employees or contractors. Material costs in home renovation and furnishing market are mainly to suppliers according to corresponding contracts. Property leasing costs related to rental property management service are mainly to property owners according to corresponding lease contracts.

(b)	Segments data

The tables present summary information by segment as following:

	For the Year Ended December 31,
	2023	2022
	RMB	RMB
Net revenues:
Existing home transaction services	27,954,135	24,123,703
New home transaction services	30,575,778	28,650,374
Home renovation and furnishing	10,850,497	5,046,627
Emerging and other services	8,396,522	2,848,075

Total	77,776,932	60,668,779

Material costs, property leasing costs, commission and compensation costs:
Existing home transaction services	(14,762,910)	(14,510,838)
New home transaction services	(22,455,253)	(21,886,020)
Home renovation and furnishing	(7,705,325)	(3,562,068)
Emerging and other services	(6,380,385)	(1,956,468)

Total	(51,303,873)	(41,915,394)

Contribution:
Existing home transaction services	13,191,225	9,612,865
New home transaction services	8,120,525	6,764,354
Home renovation and furnishing	3,145,172	1,484,559
Emerging and other services	2,016,137	891,607

Total	26,473,059	18,753,385

As substantially all of the Group’s long-lived assets are located in the PRC and substantially all of the Group’s revenue of reportable segments are derived from China based on the geographical locations where services and products are provided to customers, no geographical information is presented.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

4.	ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET

Accounts receivable, net consists of the following:

	As of	As of
	December 31,	December 31,
	2023	2022
	RMB	RMB
New home transaction services	3,750,996	5,406,009
Existing home transaction services	483,901	385,231
Home renovation and furnishing	99,935	103,641
Emerging and other services	248,803	131,959

Accounts receivable	4,583,635	6,026,840
Allowance for credit losses	(1,566,129)	(1,951,419)

Accounts receivable, net	3,017,506	4,075,421

The contract assets are mainly related to the Group’s renovation business. The Group’s timing of revenue recognition may differ from the timing of invoicing to customers. The Group’s contract assets represent the amount of contract revenue recognized but not yet billed pursuant to contract terms.

Contract assets, net consists of the following:

	As of	As of
	December 31,	December 31,
	2023	2022
	RMB	RMB
Contract assets – gross	273,661	224,660
Allowance for credit losses	(114,998)	(137,059)

Contract assets, net	158,663	87,601

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

The movements in the allowance for credit losses of accounts receivable were as follows:

	For the Year Ended December 31,
	2023	2022
	RMB	RMB
Balance at the beginning of the year	(1,951,419)	(2,151,271)
Reversal/(Additions)	(174,237)	76,184
Write-offs	559,527	123,668

Balance at the end of the year	(1,566,129)	(1,951,419)

The Group usually allows a credit period within 90 days to its customers. Ageing analysis of accounts receivable based on the date of delivery of service to customers is as follows:

	As of	As of
	December 31,	December 31,
	2023	2022
	RMB	RMB
– Up to 3 months	2,056,388	2,389,431
– 3 months to 1 year	617,635	1,161,639
– over 1 year	1,909,612	2,475,770

Accounts receivable	4,583,635	6,026,840
Less: allowance for credit losses	(1,566,129)	(1,951,419)

Accounts receivable, net	3,017,506	4,075,421

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

5.	TAXATION

The components of income (loss) before tax for the years ended December 31, 2023 and 2022, are as follows:

	For the Year Ended December 31,
	2023	2022
	RMB	RMB
Income (loss) before income tax expense
Income from China operations	10,550,583	2,936,269
Loss from non-China operations	(2,666,588)	(2,643,979)

Total income before income tax expense	7,883,995	292,290

The following table summarizes the Group’ income tax expenses and effective tax rates for the years ended December 31, 2023 and 2022, are as follows:

	For the Year Ended December 31,
	2023	2022
	RMB	RMB
	(in thousands, except for tax rate)
Income before income tax expense	7,883,995	292,290
Income tax expense	1,994,391	1,689,574
Effective tax rate	25.3%	578.0%

During the years ended December 31, 2023, the income tax expense was primarily driven by current tax on earnings of certain major China operations.

6.	ACCOUNTS PAYABLE

	As of	As of
	December 31,	December 31,
	2023	2022
	RMB	RMB
Payable related to new home transaction business	4,081,051	4,333,474
Payable for home renovation materials and construction costs	1,375,333	867,045
Payable for advertising fees	305,108	186,604
Payable for internet service fees	166,085	104,603
Payable for leasehold improvements	92,924	90,271
Others	308,015	261,324

Total	6,328,516	5,843,321

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

An ageing analysis of the trade payable as at December 31, 2023 and 2022, based on the invoice date, is as follow:

	As of	As of
	December 31,	December 31,
	2023	2022
	RMB	RMB
– Up to 3 months	5,980,363	5,259,873
– 3 months to 1 year	221,018	270,846
– Over 1 year	127,135	312,602

Total	6,328,516	5,843,321

7.	NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is the amount of net income (loss) attributable to each share of ordinary shares outstanding during the reporting period. Diluted net income (loss) per share is the amount of net income (loss) attributable to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares. 4,437,739 non-vested RSUs and 24,445,441 non-vested restricted shares on a weighted average basis were excluded from the calculation of diluted net loss per share for the year ended December 31, 2022 because of their anti-dilutive effect.

The following table sets forth the computation of basic and diluted net income (loss) per share for the years indicated:

	For the Year Ended December 31,
	2023	2022

	(RMB in thousands,
	except for share and per share data)
Numerator:
Net income (loss) attributable to KE Holdings Inc.	5,883,224	(1,386,074)

Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	5,883,224	(1,386,074)

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2023	2022

	(RMB in thousands, except for share and per share data)
Denominator:
Denominator for basic net income (loss) per share-weighted average ordinary shares outstanding	3,521,379,938	3,569,179,079
Adjustments for dilutive share options	9,338,346	–
Adjustments for dilutive restricted shares	72,916,553	–
Adjustments for dilutive restricted share units	8,018,183	–
Denominator for diluted net income (loss) per share-weighted average ordinary shares outstanding	3,611,653,020	3,569,179,079
Net income (loss) per share attributable to ordinary shareholders:
– Basic	1.67	(0.39)
– Diluted	1.63	(0.39)

8.	DIVIDENDS

No dividend was declared by the Company during the year ended December 31, 2022.

In August 2023, the Company’s Board of Directors approved a special cash dividend of US$0.057 per ordinary share, or US$0.171 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on September 15, 2023, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. As a result, US$198.5 million dividend has been paid out during 2023, which funded by surplus cash on the Company’s balance sheet.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

9.	RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS

The unaudited condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS Accounting Standards (“IFRS”). The effects of material differences between the Historical Financial Information of the Group prepared under U.S. GAAP and IFRS are as follows:

Unaudited condensed consolidated statements of comprehensive income (loss) data

	For the year ended 31 December, 2023
		IFRS adjustments
	Amounts as reported under U.S. GAAP	Preferred Shares (note (i))	Provision for credit losses (note (ii))	Lease accounting (note (iii))	Share-based compensation (note (iv))	Issuance costs in relation to the IPO (note (v))	Investments measured at fair value (note (vi))	Amounts as reported under IFRS
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenues
E merging and other services	8,396,522	–	–	(1,306,680)	–	–	–	7,089,842
Cost
Cost of revenues	(56,058,918)	–	(7,369)	1,151,705	(128,751)	–	–	(55,043,333)
Sales and marketing expenses	(6,654,178)	–	–	36,966	(56,731)	–	–	(6,673,943)
General and administrative expenses	(8,236,569)	–	–	27,484	(74,420)	–	–	(8,283,505)
Research and development expenses	(1,936,780)	–	–	–	10,460	–	–	(1,926,320)
Interest income, net	1,263,332	–	–	(185,382)	–	–	–	1,077,950
Fair value changes in investments, net	78,320	–	–	–	–	–	7,484	85,804
Impairment loss for equity investments accounted for using measurement alternative	(28,800)	–	–	–	–	–	13,822	(14,978)
Other income, net	1,869,300	–	–	218,694	–	–	(7,352)	2,080,642
Income before income tax expense	7,883,995	–	(7,369)	(57,213)	(249,442)	–	13,954	7,583,925
Income tax expense	(1,994,391)	–	1,843	20,036	–	–	–	(1,972,512)
Net income	5,889,604	–	(5,526)	(37,177)	(249,442)	–	13,954	5,611,413
Net income attributable to KE Holdings Inc.	5,883,224	–	(5,526)	(37,177)	(249,442)	–	13,954	5,605,033
Net income attributable to KE Holdings Inc.’s ordinary shareholders	5,883,224	–	(5,526)	(37,177)	(249,442)	–	13,954	5,605,033

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

	For the year ended 31 December, 2022
		IFRS adjustments
	Amounts as reported under U.S. GAAP	Preferred Shares (note (i))	Provision for credit losses (note (ii))	Lease accounting (note (iii))	Share-based compensation (note (iv))	Issuance costs in relation to the IPO (note (v))	Investments measured at fair value (note (vi))	Amounts as reported under IFRS
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenues
Emerging and other services	2,848,075	–	–	(354,010)	–	–	–	2,494,065
Cost
Cost of revenues	(46,888,032)	–	1,227	481,314	(83,058)	–	–	(46,488,549)
Sales and marketing expenses	(4,573,382)	–	–	18,925	(26,392)	–	–	(4,580,849)
General and administrative expenses	(7,346,665)	–	–	33,894	(614,556)	24,810	–	(7,902,517)
Research and development expenses	(2,545,549)	–	–	–	114,642	–	–	(2,430,907)
Interest income, net	743,484	–	–	(257,677)	–	–	–	485,807
Fair value changes in investments, net	(512,225)	–	–	–	–	–	(31,930)	(544,155)
Impairment loss for equity investments accounted for using measurement alternative	(591,876)	–	–	–	–	–	40,595	(551,281)
Other income, net	1,568,587	–	–	249,170	–	–	(1,516)	1,816,241
Income (loss) before income tax expense	292,290	–	1,227	171,616	(609,364)	24,810	7,149	(112,272)
Income tax expense	(1,689,574)	–	(320)	(23,538)	–	–	–	(1,713,432)
Net loss	(1,397,284)	–	907	148,078	(609,364)	24,810	7,149	(1,825,704)
Net loss attributable to KE Holdings Inc.	(1,386,074)	–	907	148,078	(609,364)	24,810	7,149	(1,814,494)
Net loss attributable to KE Holdings Inc.’s ordinary shareholders	(1,386,074)	–	907	148,078	(609,364)	24,810	7,149	(1,814,494)

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

Unaudited condensed consolidated balance sheets data

	As of December 31, 2023
		IFRS adjustments
	Amounts as reported under U.S. GAAP	Preferred Shares (note (i))	Provision for credit losses (note (ii))	Lease accounting (note (iii))	Share-based compensation (note (iv))	Issuance costs in relation to the IPO (note (v))	Investments measured at fair value (note (vi))	Amounts as reported under IFRS
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Short-term financing receivables, net of allowance for credit losses	1,347,759	–	2	–	–	–	–	1,347,761
Lease receivables	–	–	–	2,775,570	–	–	–	2,775,570
Right-of-use assets	17,617,915	–	–	(2,928,681)	–	–	–	14,689,234
Long-term investments, net	23,570,988	–	–	–	–	–	21,103	23,592,091
Other non-current assets	1,473,041	–	(6,402)	28,073	–	–	–	1,494,712
Total assets	120,331,931	–	(6,400)	(125,038)	–	–	21,103	120,221,596
Accrued expenses and other current liabilities	5,695,948	–	(25,608)	(82,172)	–	–	–	5,588,168
Total liabilities	48,130,826	–	(25,608)	(82,172)	–	–	–	48,023,046
Additional paid-in capital	77,583,054	29,811,702	–	–	1,353,231	45,338	–	108,793,325
Accumulated other comprehensive income	244,302	241,343	–	–	–	–	–	485,645
Accumulated deficit	(5,672,916)	(30,053,045)	19,208	(42,866)	(1,353,231)	(45,338)	21,103	(37,127,085)
Total shareholders’ equity	72,201,105	–	19,208	(42,866)	–	–	21,103	72,198,550

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

	As of December 31, 2022
		IFRS adjustments
	Amounts as reported under U.S. GAAP	Preferred Shares (note (i))	Provision for credit losses (note (ii))	Lease accounting (note (iii))	Share-based compensation (note (iv))	Issuance costs in relation to the IPO (note (v))	Investments measured at fair value (note (vi))	Amounts as reported under IFRS
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Short-term financing receivables, net of allowance for credit losses	667,224	–	–	–	–	–	–	667,224
Lease receivables	–	–	–	1,019,392	–	–	–	1,019,392
Right-of-use assets	11,284,070	–	–	(1,033,118)	–	–	–	10,250,952
Long-term investments, net	17,925,653	–	–	–	–	–	7,149	17,932,802
Other non-current assets	1,032,251	–	(8,245)	8,037	–	–	–	1,032,043

Total assets	109,347,347	–	(8,245)	(5,689)	–	–	7,149	109,340,562
Accrued expenses and other current liabilities	4,118,068	–	(32,979)	–	–	–	–	4,085,089
Total liabilities	40,292,909	–	(32,979)	–	–	–	–	40,259,930
Additional paid-in capital	80,302,956	29,811,702	–	–	1,103,789	45,338	–	111,263,785
Accumulated other comprehensive loss	(412,721)	241,343	–	–	–	–	–	(171,378)
Accumulated deficit	(11,405,850)	(30,053,045)	24,734	(5,689)	(1,103,789)	(45,338)	7,149	(42,581,828)

Total shareholders’ equity	69,054,438	–	24,734	(5,689)	–	–	7,149	69,080,632

Notes:

(i)	Preferred Shares

Under U.S. GAAP, the Company classified the Preferred Shares as mezzanine equity in the consolidated balance sheets because they were redeemable at the holders’ option upon the occurrence of certain deemed liquidation events and certain events outside of the Company’s control. The Preferred Shares are recorded initially at fair value, net of issuance costs. The Company recognized accretion to the respective redemption value of the Preferred Shares over the period starting from issuance date to the earliest redemption date.

Under IFRS, certain redemption triggering events of the Preferred Shares are outside of the Company’s control. In addition, the holders of the Preferred Shares are entitled to convert the Preferred Shares into a variable number of the Company’s ordinary shares upon occurrence of certain events. Accordingly, the Preferred Shares are regarded as a hybrid instruments consisting of a host debt instrument and a conversion option as a derivative. The Company designated the entire Preferred Shares as financial liabilities at fair value through profit or loss such that the Preferred Shares are initially recognized at fair value, while changes in the fair value due to own credit risk of Preferred Shares shall be presented in other comprehensive income separately.

As of December 31, 2023, all Preferred Shares have been converted into ordinary shares, with only reclassification impact to the Company’s shareholder’s equity.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

(ii)	Provision for credit losses

1)	Under U.S. GAAP, the Group has adopted ASC Topic 326 starting from January 1, 2020. For instruments in the scope of the general CECL model, lifetime expected credit losses are recorded upon initial recognition of the instrument as an allowance for loan losses. Under IFRS, the Group has adopted IFRS 9 starting from January 1, 2018. Upon initial recognition, only the portion of lifetime expected credit loss (“ECL”) that results from default events that are possible within 12 months after the reporting date is recorded (“stage 1”). Lifetime expected credit losses are subsequently recorded only if there is a significant increase in the credit risk of the asset (“stage 2”). Once there is objective evidence of impairment (“stage 3”), lifetime ECL continues to be recognized, but interest revenue is calculated on the net carrying amount (that is, amortized cost net of the credit allowance). Accordingly, the reconciliation includes a difference in the credit losses for financing receivables between IFRS 9 and ASC 326.

2)	Under U.S. GAAP, for guarantees that are within the scope of ASC 326-20, the expected credit losses are measured and accounted for without regard to the initial fair value of the guarantee. Therefore, as described in ASC 460, the Group should record both a guarantee obligation and an allowance for credit losses (calculated using the CECL impairment model) for financial guarantees in the scope of ASC 326. Under IFRS, according to IFRS 9, after initial recognition, the Group subsequently measures the financial guarantees at the higher of (1) the amount of the loss allowance and (2) the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15. Accordingly, the reconciliation includes a difference in financial guarantee to reduce the liabilities recorded.

(iii)	Lease accounting

Under U.S. GAAP, for operating leases, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease expense to produce a straight-line recognition effect in the income statement. Operating lease expense is recorded in a single financial statement line item on a straight-line basis over the lease term, there is no amount recorded as interest expense, and the “interest” amount is used to accrete the lease liability and to amortize the right-of-use asset.

Under IFRS, lessees account for all leases like finance leases in ASC 842. The right-of-use asset is amortized to amortization expense on a straight-line basis, while the interest expense is recorded in connection with the lease liabilities on the basis that the lease liabilities are measured at amortized cost. Amortization and interest expense are required to be presented in separate line items by the lessee.

(iv)	Share-based compensation

1)	Awards with performance targets met after the service period

Under U.S. GAAP, a performance target that may be met after the requisite service period is complete, such as the fulfilment of a qualified successful IPO, is a performance vesting condition. The fair value of the award should not incorporate the probability of a performance condition vesting, but rather should be recognized only if the performance condition is probable of being achieved. The cumulative share-based compensation expenses for the share options that have satisfied the service condition were recorded in August 2020. Under IFRS, a performance target that may be met after the requisite service period is a non-vesting condition and is reflected in the measurement of the grant date fair value of an award, and share-based compensation expenses for the share options were recognized during the requisite service period based on the service conditions. Thus, share-based compensation expenses were recorded earlier under IFRS than under U.S. GAAP.

2)	Attribution – awards with graded-vesting features

For the options and RSUs granted to employees with service condition only, the share-based compensation expenses were recognized over the vesting period using straight-line method under U.S. GAAP. While under IFRS, the graded vesting method must be applied.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

3)	Accounting for forfeitures of share-based awards

Under U.S. GAAP, companies make an entity-wide accounting policy election to account for award forfeitures as they occur or by estimating expected forfeitures as compensation cost is recognized, and the Group has chosen to account for forfeitures when they occur. Under IFRS, a similar policy election won’t be allowed, forfeitures must be estimated.

(v)	Issuance costs in relation to the IPO

Under U.S. GAAP, specific incremental issuance costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering, shown in equity as a deduction from the proceeds.

Under IFRS, such issuance costs apply different criteria for capitalization when the listing involves both existing shares and a concurrent issuance of new shares of the Company in the capital market, and were allocated proportionately between the existing and new shares. As a result, the Group recorded issuance costs associated with the listing of existing shares in the profit or loss.

(vi)	Investments measured at fair value

Under U.S. GAAP, the investment without readily determinable fair values could elect an accounting policy choice. The Group elects the measurement alternative to record these equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes.

Under IFRS, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss. Fair value changes of these long-term investments were recognized in the profit or loss.